UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 3)

Under the Securities Exchange Act of 1934

Ashford Hospitality Trust, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

044103877

(CUSIP Number)

Monty J. Bennett

14185 Dallas Parkway, Suite 1100

Dallas, Texas 75254

(972) 490-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 15, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Monty J. Bennett

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF/OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 900,391 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 900,391 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 900,391 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 8.0% (2)

14	Type of Reporting Person IN

(1)	Includes: (a) 556,936 Common Units (as defined below); (b) 91,515 LTIP Units (as defined below); (c) 40,064 Performance LTIP Units (as defined below) and (d) 46,264 PSUs (as defined below).
(2)	Based on 10,475,085 shares of Common Stock outstanding as of July 15, 2020, plus any Securities (as defined below) beneficially owned by the Reporting Person that are convertible into Common Stock. The share numbers reported herein reflect a 1-for-10 reverse stock split of the Common Stock, which was effected by the Issuer on July 15, 2020.

Explanatory Note

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D filed on February 17, 2009, as amended by Amendment No. 1 thereto filed on April 23, 2010 and as amended by Amendment No. 2 thereto filed on August 24, 2017 (as amended, the “Original Schedule 13D”), by the Reporting Person, relating to the Common Stock, par value $0.01 per share (the “Common Stock”), of Ashford Hospitality Trust, Inc., a Maryland corporation (the “Issuer”). Capitalized terms used and not defined in this Amendment No. 3 shall have the meaning ascribed to them in the Original Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Except as specifically supplemented by this Amendment No. 3, the Original Schedule 13D is unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

The holdings reported by the Reporting Person herein consist of (i) 165,612 shares of Common Stock held directly or indirectly by the Reporting Person, (ii) 556,936 units of limited partnership interests (“Common Units”) in Ashford Hospitality Limited Partnership, the Issuer’s operating subsidiary (the “Partnership”), (iii) 91,515 long-term incentive partnership units in the Partnership (“LTIP Units”), (iv) 40,064 performance long-term incentive partnership units in the Partnership (“Performance LTIP Units” and (v) 46,264 performance stock units (“PSUs” and, together with the shares of Common Stock, the Common Units and the LTIP Units held by the Reporting Person, the “Securities”). The Common Units are convertible into cash or, at the option of the Issuer, shares of Common Stock on a basis of 1.0 Common Units per share of Common Stock. Of the LTIP Units held by the Reporting Person, 47,445 have achieved economic parity with the Common Units and (subject to certain time vesting requirements) are convertible on a 1-for-1 basis, into Common Units (which, as noted, are then convertible into shares of Common Stock). The remainder of the LTIP Units have not yet achieved economic parity with the Common Units. Unless and until such parity is achieved, the LTIP Units cannot be converted into Common Units or Common Stock. The 40,064 Performance LTIP Units reported herein represent the maximum number of LTIP Units that may vest pursuant to such award of Performance LTIP Units, which is 200% of the target number of LTIP Units for such respective award. The actual number of Performance LTIP Units that may vest can range from 0% to 200% of the target number of Performance LTIP Units, based on achievement of specified relative and absolute total stockholder returns of the Issuer. Unless and until the Performance LTIP Units vest, the Performance LTIP Units cannot be converted into Common Units or subsequently redeemed for Common Stock. The 46,264 PSUs reported herein represent the target number of PSUs that may vest pursuant to such award of PSUs, which is 100% of the target number of PSUs for such respective award. The actual number of PSUs that may vest can range from 0% to 200% of the target number of PSUs, based on achievement of specified relative and absolute total stockholder returns of the Issuer. Unless and until the PSUs vest, the PSUs cannot be redeemed for Common Stock.

The Securities reported herein were acquired by the Reporting Person in business transactions between the Issuer and the Reporting Person (or entities affiliated with the Reporting Person), officer stock grants and personal funds.

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Item 5	Interest in Securities of the Issuer

Item 5(a) of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)            Aggregate Number and Percentage of Securities. The Reporting Person beneficially owns an aggregate of 900,391 shares of Common Stock (which includes 556,936 Common Units that are presently, upon redemption at the request of the Reporting Person, convertible, at the option of the Issuer, into shares of Common Stock), an aggregate of 91,515 LTIP Units, an aggregate of 40,064 Performance LTIP Units and an aggregate of 46,264 PSUs, collectively representing approximately 8.0% of the Issuer’s outstanding Common Stock and assuming all Performance LTIP Units and PSUs vest at target. The Securities are held as follows:

(i)	46,263 shares of Common Stock, 20,031 LTIPs, 40,064 Performance LTIPs and 46,264 PSUs held directly by the Reporting Person;

(ii)	96,677 Common Units and 71,484 LTIP Units are held indirectly by the Reporting Person through MJB Operating, LP;

(iii)	76,118 shares of Common Stock and 17,707 Common Units are held indirectly by the Reporting Person through MJB Investments, LP;

(iv)	7,400 shares of Common Stock and 54,966 Common Units held indirectly by the Reporting Person through Reserve LP, IV;

(v)	35,831 shares of Common Stock and 253,588 Common Units held indirectly by the Reporting Person through Dartmore, LP;

(vi)	39,684 Common Units held indirectly by the Reporting Person through Reserve, LP III; and

(vii)	94,314 Common Units held indirectly by the Reporting Person through Ashford Financial Corporation (the Reporting Person has a pecuniary interest in 50% of the 94,314 Common Units held by Ashford Financial Corporation).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: July 28, 2020

/s/ MONTY J. BENNETT
Monty J. Bennett

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